Exhibit 99.1

NYSE Release

B&B AIR TO ACQUIRE SEVEN AIRCRAFT, INCREASING

PORTFOLIO TO 54 AIRCRAFT

Dublin, Ireland, December 12, 2007 – Babcock & Brown Air Limited (NYSE: FLY) (“B&B Air”), a company that leases commercial aircraft worldwide, announced today that it will acquire seven commercial jet aircraft, increasing its portfolio to a total of 54 aircraft.

The fleet of seven new aircraft being acquired includes:

•	Four Airbus A319-100s on lease to US Airways (USA)
•	One Airbus A320-200 on lease to Clickair (Spain)
•	One Boeing 737-900ER on lease to SpiceJet (India)
•	One Boeing 747-400 on lease to United Airlines (USA)

The seven aircraft, on lease to four airlines operating in three continents, will cost approximately $250 million. The acquisitions are being funded from a combination of the company’s own cash and its five year, $1.1 billion acquisition credit facility.

“These acquisitions fit ideally into our strategy of acquiring young, in-demand aircraft that increase the company’s distributable cash flow per share,” said Colm Barrington, CEO of Babcock & Brown Air. “Market conditions remain robust, with strong demand from airlines for new aircraft and insufficient capacity from manufacturers to meet this demand. Our growth plans are tracking ahead of expectations and our broad industry relationships are allowing us to acquire aircraft from a range of sources and on attractive terms. We have a strong pipeline of potential acquisitions and our $1.1 billion credit facility puts us in an excellent position to take advantage of these opportunities and deliver earnings and dividend growth for shareholders.”

Four of the additional aircraft have already been acquired and the remaining three will be acquired within the next 60 days. Upon completion, the acquisitions will increase the number of aircraft in B&B Air’s portfolio by 15% to 54 aircraft and will increase its current annualized contracted base lease rentals by approximately 19% to over $184 million.

About Babcock & Brown Air Limited

B&B Air acquires and leases commercial jet aircraft. B&B Air was formed by Babcock & Brown Limited (ASX: BNB), a global investment and advisory firm with more than 25 years of experience in aircraft leasing and financing. B&B Air leases its aircraft under multi-year operating lease contracts to a diverse group of airlines throughout the world. B&B Air’s strategy is to grow its portfolio through accretive acquisitions of leased aircraft and to increase its distributable cash flows and quarterly dividends. For more information, visit www.babcockbrownair.com.

Caution Concerning Forward-Looking Statements

This press release includes certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to plans, objectives, expectations and intentions and other statements contained in this release that are not historical facts, as well as statements identified by words such as "expects," "anticipates," "intends," plans," "believes," "seeks," "estimates," or words of similar meaning. These statements are based on current beliefs or expectations and are inherently subject to significant uncertainties and changes in circumstances, many of which are beyond B&B Air’s control. Actual results may differ materially from these expectations due to changes in global political, economic, business, competitive, market and regulatory factors.

# # #

Contact:

Matt Dallas

Babcock & Brown

+ 1 212-796-3918

matt.dallas@babcockbrown.com